Mail Stop 3561
								June 2, 2006

Via Fax & U.S. Mail

Mr. Gary A. Rose
Chief Financial Officer
3210 Eagle Run Drive, N.E. Suite 100
Grand Rapids, Michigan 49525

Re:	Meritage Hospitality Group, Inc.
	Form 10-K for the year ended November 27, 2005
`	Filed February 24, 2006
	File No. 001-12319

Dear Mr. Rose:

      We have reviewed your filing and have the following comments.
Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Form 10-K for the year ended November 27, 2005

Selected Financial Data, page 18

1. Please revise future filings to either disclose or cross-
reference
to a discussion thereof, any factors that materially affect the comparability of the information provided in your selected financial data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor`s
understanding
of the selected financial data.  Refer to the requirements of Item
301
of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk,
page 31

2. We note your disclosure that 66% of your debt is at fixed interest rates which limits financial instrument risk. In light of the $8 million of variable rate debt outstanding at November 28, 2005, please revise future filings to include separate quantitative information relative to interest rate risk using one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Statements of Cash Flows, page F-9

3. We note that in fiscal years 2003, 2004 and 2005 you incurred compensation expense which was paid by issuance of common stock. Please explain to us, and disclose in future filings, the nature of these transactions including how you valued the shares issued in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Notes to the Financial Statements

Note A. Nature of Business and Significant Accounting Policies

- Franchise Agreement Costs, page F-13

4. We note that you capitalize franchise agreement costs and amortize the costs over the term of the agreement. In this regard, please explain to us and revise future filings to disclose, the nature of the capitalized costs.



- Unearned Vendor Allowances, page F-14

5. We note your disclosure that up-front consideration received from vendors linked to future purchases is initially deferred and then recognized as earned income as the purchases occur over the term of the vendor arrangement in accordance with EITF 02-16. In future filings, please revise your disclosure to clarify that the amounts are recognized as a reduction to cost of sales.

- Stock Based Compensation, page F-14

6. We note your disclosure that the stock based compensation expense determined under the fair value based method has not been presented net of tax because to do so would create a deferred tax asset which would require an offsetting valuation allowance. In future filings, please disclose the amount of the tax effects that would have been recognized in the income statement if the fair value based method had been applied to all awards.

Note L.  Stock Option Plans, page F-26

7. We note your disclosure that on October 25, 2005 you accelerated the vesting of all outstanding and unvested employee stock options.
Please tell us, and disclose in future filings, the reasons for modifying the option terms. See SAB Topic 14K.

Note M. Guarantees, Commitments and Contingencies, page F-29

8. We note your disclosure that you are required to open a minimum of eleven additional O`Charley`s restaurants by July 2010 and estimate the total cost to be $29 to $35 million. In this regard, please tell us, and disclose in future filings, the amount, if any, you would be required to pay O`Charley`s Inc. in the event that you do not open the minimum amount of restaurants required in the agreement. Also, revise
MD&A as appropriate.


Note N. Common Stock, Warrants and Series B Convertible Cumulative
Preferred Stock,      page F-29

9. We note that in December 2003 you issued 416,666 Units which included Class A and Class B Warrants. In future filings, please include disclosure of the number of warrants outstanding as of the most recent balance sheet date, the title and aggregate amount of securities called for by the warrants outstanding, the period during which warrants or rights are exercisable, and the related exercise price.

Note P. Quarterly Financial Data (Unaudited), page F-31

10. In future filings, please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for the quarter ended February 26, 2006

Note B. Stock-Based Compensation

11. We note that you adopted SFAS 123(R) during the first quarter of fiscal year 2006. For the period in which this statement was adopted,
SFAS 123(R) requires certain disclosures. In this regard, you are reminded to revise your Form 10-K for fiscal year 2006, to include disclosure of the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. In addition, for awards under share-based payment arrangements with employees that are accounted for under the intrinsic value method of APB 25 for any reporting period for which an income statement is presented, please provide the tabular presentation of the pro forma information that was required by paragraph 45 of Statement
123 for all those periods.



Management`s Discussion and Analysis

- Results of Operations

12. We note your disclosure that the allocation of corporate level general and administrative expenses for both the Wendy`s and O`Charley`s segment is consistent with the prior year amounts. However, this allocation method appears to be a change from prior year in which the corporate G&A allocation was made only to the Wendy`s segment. Please revise future filings to disclose the nature of the change from the prior period and the effect, if any, of those changes
on the measure of segment profit or loss.   See paragraph 31(d) of
SFAS No. 131.


********

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact Claire Erlanger at (202) 551-3301 or Kathy
Mathis
at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3813 with any other questions.


      Sincerely,



      Linda Cvrkel
      Branch Chief



Mr. Gary Rose
Meritage Hospitality Group, Inc.
June 2, 2006
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